'03 SEP 30 AM 7:21

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

22nd September, 2003.

Attn: Filing Desk - Stop 1-4

03032338

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th September 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 22nd September 2003 confirming that EMI Group plc has entered non-exclusive discussions with AOL Time Warner Inc. with regard to a possible transaction involving the recorded music division of the Warner Music Group.

Yours faithfully,

C. L. Christian

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 9/30

Ref: 82-373

News Release ER 03/39

FOR IMMEDIATE RELEASE

EMI GROUP PLC ENTERING INTO NON-EXCLUSIVE DISCUSSIONS WITH AOL TIME WARNER INC.

LONDON, 22ND SEPTEMBER 2003: In view of speculation in the weekend press, EMI Group plc announces that it has now entered non-exclusive discussions with AOL Time Warner Inc. with regard to a possible transaction involving the recorded music division of the Warner Music Group. Discussions are at a very preliminary stage and there is no assurance that they will result in an agreement acceptable to both parties. Any potential transaction would be subject to shareholder and regulatory approval.

For further information contact:

Amanda Conroy	SVP, Corporate Communications	+44 (0)20 7795 7529
Claudia Palmer	Head of Investor Relations	+44 (0)20 7795 7635